22.0 DATE & SIGNATURE PAGE

CERTIFICATE OF QUALIFIED PERSON

I, Robert C. Pease P. G., do hereby certify that I am currently employed as Chief Geologist for Idaho-Maryland Mining Corporation (a 100% owned subsidiary of Emgold Mining Corporation) 179 Clydesdale Court and P. O. Box 1836 Grass Valley California 95945.

This certificate applies to the technical report titled Idaho-Maryland Mine Project, Grass Valley CA Technical Report, dated December 8, 2009.

I graduated with a Bachelor of Science degree in Geology from the University of Nevada, Reno in 1976, and a Master of Science degree in Geology from the University of Nevada, Reno in 1979. I have practiced my profession as a geologist continuously for 30 years since obtaining my Master of Science degree.

I am a Registered Professional Geologist (No. 7006) in the state of California. I am also a Certified Professional Geologist (No. 10382) with the American Institute of Professional Geologists.

I have read the definition of Qualified Person as set forth in National Instrument 43-101 and certify that based on my education, registration, affiliation with a professional association, and professional experience, I am a Qualified Person as defined in National Instrument 43-101.

I am employed as the Chief Geologist for Idaho-Maryland Mining Corporation in Grass Valley, California where the Idaho-Maryland Mine Project is located. I am responsible for management of the geology department, which includes interpretation and modeling of geologic data, and resource estimation. I have worked for this company since 2004 both as a consultant and employee and have been Chief Geologist since 2005. Therefore I am not independent as defined in National Instrument 43-101 with regards to the Idaho-Maryland Mine Project.

I was responsible for preparation of this report titled Idaho-Maryland Mine Project, Grass Valley CA Technical Report.

EMGOLD MINING CORPORATION
IDAHO-MARYLAND
TECHNICAL REPORT

I have read National Instrument 43-101 and Form 43-101FI and this report has been prepared in compliance with this Instrument.

To the best of my knowledge, information and belief, the data, descriptions, conclusions and recommendations contained in this report are accurate, and this Technical Report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

I consent to the filing of this Technical Report with regulatory authorities, and also to publication on the public company websites.

Dated in Grass Valley, California, on December 8, 2009.

Robert C. Pease, P. G.

PROFESSIONAL GEOLOGIST
ROBERT C. PEASE
7006
STATE OF CALIFORNIA

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